SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 5
to
SCHEDULE TO
 Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

NCR Corporation
(Name of Subject Company (Issuer))

NCR Corporation
(Names of Filing Persons (Issuer and Offeror))
Common Stock, par value $0.01 per share
(Title of Class of Securities)

62886E108
(CUSIP Number of Class of Securities)

Robert Fishman
 Senior Vice President and Chief Financial Officer
NCR Corporation
3097 Satellite Boulevard
Duluth, Georgia 30096
 Telephone: (937) 445-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
 and Communications on Behalf of the Filing Person(s) Filing Statement)

Copies to:
Andrew J. Pitts, Esq.
O. Keith Hallam, III, Esq.
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York 10019
 Telephone: (212) 474-1000

CALCULATION OF FILING FEE

TRANSACTION VALUATION (1)	AMOUNT OF FILING FEE(2)
$1,000,000,000	$100,700

(1)	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase for not more than $1.0 billion in aggregate of shares of common stock of NCR Corporation
(2)
The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015, equals $100.70 per million of the value of the transaction.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$100,700	Filing Party:	NCR Corporation
Form or Registration No.:	005-12264	Date Filed:	November 13, 2015

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☒ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed on November 23, 2015, Amendment No. 2 to the Tender Offer Statement on Schedule TO filed on November 30, 2015, Amendment No. 3 to the Tender Offer Statement on Schedule TO filed on December 7, 2015 and Amendment No. 4 to the Tender Offer Statement on Schedule TO filed on December 14, 2015 (as it may be further amended or supplemented from time to time, the “Schedule TO”), initially filed by NCR Corporation, a Maryland corporation (“NCR” or the “Company”), on November 13, 2015, pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase  for cash up to $1.0 billion of shares of common stock, par value $0.01 per share, of the Company (the “Shares”) pursuant to (i) auction tenders at prices specified by the tendering shareholders of not less than $26.00 per Share and not greater than $29.50 per Share or (ii) purchase price tenders deemed to have been tendered at the minimum price, in either case net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 13, 2015 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended and supplemented from time to time, the “Offer”).

This Amendment No. 5 is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Exchange Act. All information in the Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 5, except that such information is hereby amended and supplemented to the extent specifically provided for herein.

Item 11.  Additional Information.

Item 11 of Schedule TO is hereby amended and supplemented by adding the following:

“On December 17, 2015, the Company issued a press release announcing the final results of the Offer, which expired at 12:00 midnight, New York City time, on Friday, December 11, 2015. A copy of the press release is filed as Exhibit (a)(5)(F) to the Schedule TO and is incorporated herein by reference.”

Item 12.  Exhibits.

Item 12 is hereby amended and supplemented by adding the following exhibit to the exhibit index:

(a)(5)(F) Press Release issued by NCR Corporation on December 17, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NCR CORPORATION

By:	/s/ Edward Gallagher
Name: Edward Gallagher
Title: Senior Vice President, General Counsel and Corporate Secretary

Dated: December 17, 2015

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated November 13, 2015.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 13, 2015.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 13, 2015.*

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(A)	Summary Newspaper Advertisement, as published in The New York Times on November 13, 2015.*

(a)(5)(B)	Communication to Employees, issued November 12, 2015.*

(a)(5)(C)	Press Release dated November 30, 2015 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of NCR Corporation dated November 30, 2015).

(a)(5)(D)	Press Release dated December 4, 2015 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of NCR Corporation dated December 2, 2015).

(a)(5)(E)	Press Release issued by NCR Corporation on December 14, 2015.*

(a)(5)(F)	Press Release issued by NCR Corporation on December 17, 2015.**

(b)(1)
Credit Agreement, dated as of August 22, 2011, by and among NCR Corporation, the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of NCR Corporation dated August 22, 2011 (the “August 22, 2011 Form 8-K”)).

(b)(2)
Guarantee and Pledge Agreement, dated as of August 22, 2011, by and among NCR Corporation, the subsidiaries of NCR Corporation identified therein and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to the August 22, 2011 Form 8-K).

(b)(3)
Incremental Facility Agreement, dated as of August 22, 2012, by and among NCR Corporation, the Lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 (the “Third Quarter 2012 Quarterly Report”)).

(b)(4)
Reaffirmation Agreement, dated as of August 22, 2012, by and among NCR Corporation, the subsidiaries of NCR Corporation identified therein, and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.2 to the Third Quarter 2012 Quarterly Report).

(b)(5)
Second Amendment, dated as of August 22, 2012, by and among NCR Corporation, the Lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent, relating to the Credit Agreement, dated as of August 22, 2011 and amended as of December 21, 2011, by and among NCR Corporation, the Lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.3 to the Third Quarter 2012 Quarterly Report).

(b)(6)
Third Amendment, dated as of February 5, 2013, by and among NCR Corporation, the Lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent, relating to the Credit Agreement, dated as of August 22, 2011, as amended and restated as of August 22, 2012, by and among NCR Corporation, the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2013).

(b)(7)
Credit Agreement, dated as of August 22, 2011, as amended and restated as of July 25, 2013, by and among NCR Corporation, the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 (the “Third Quarter 2013 Quarterly Report”)).

(b)(8)
Reaffirmation Agreement, dated as of July 25, 2013, by and among NCR Corporation, the subsidiaries of NCR Corporation identified therein, and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.2 to the Third Quarter 2013 Quarterly Report).

(b)(9)
First Amendment, dated as of December 4, 2013, to the Credit Agreement, dated as of August 22, 2011, as amended and restated as of July 25, 2013, among NCR Corporation, the lenders party thereto and JPMorgan Chase Bank, N.A., as the administrative agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of NCR Corporation dated December 5, 2013 (the “December 5, 2013 Form 8-K”)).

(b)(10)
Incremental Facility Agreement, dated as of December 4, 2013, among NCR Corporation, the lenders party thereto and JPMorgan Chase Bank, N.A., as the administrative agent (incorporated by reference to Exhibit 10.2 to the December 5, 2013 Form 8-K).

(b)(11)
Receivables Financing Agreement, dated as of November 21, 2014, by and among NCR Receivables LLC, as borrower, NCR Corporation, as servicer, PNC Bank, National Association, as administrative agent, and PNC Bank, National Association, The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, Victory Receivables Corporation and the other lender parties from time to time party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of NCR Corporation dated November 21, 2014).

(b)(12)
Third Amendment, dated as of November 20, 2015, to the Credit Agreement dated as of August 22, 2011, as amended and restated as of July 25, 2013, as amended by the First Amendment, dated as of December 4, 2013, and the Second Amendment, dated as of July 29, 2014, among NCR Corporation, the lenders party thereto and JPMorgan Chase Bank, N.A., as the administrative agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of NCR Corporation dated November 20, 2015).

(d)(1)	NCR Corporation’s Management Stock Plan (incorporated by reference to Exhibit 10.8 to NCR Corporation’s Annual Report on Form 10-K405 filed March 19, 1997).

(d)(2)
First Amendment to the NCR Management Stock Plan dated April 30, 2003 (incorporated by reference to Exhibit 10.4 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2003).

(d)(3)
Amendment to NCR Management Stock Plan effective as of December 31, 2008 (incorporated by reference to Exhibit 10.17.2 to the NCR Corporation Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 Annual Report”)).

(d)(4)
Form of Stock Option Agreement under the NCR Management Stock Plan (incorporated by reference to Exhibit 10.6.3 to the NCR Corporation Annual Report on Form 10-K for the year ended December 31, 2005) ((the “2005 Annual Report”)).

(d)(5)	Form of Restricted Stock Agreement under the NCR Management Stock Plan (incorporated by reference to Exhibit 10.6.4 to the 2005 Annual Report).

(d)(6)
NCR Corporation 2011 Amended and Restated Stock Incentive Plan (formerly the NCR 2006 Stock Incentive Plan, as amended and restated effective as of December 31, 2008) (the “2011 Stock Incentive Plan”) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of NCR Corporation dated April 27, 2011).

(d)(7)
Form of 2009 Stock Option Agreement under the NCR Corporation 2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K of NCR Corporation dated December 12, 2008).

(d)(8)
Form of 2010 Stock Option Agreement under the 2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2010).

(d)(9)
Form of 2011 Stock Option Agreement under the 2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2011).

(d)(10)
Amendment to the 2011 Restricted Stock Unit Agreement for William Nuti dated April 19, 2012 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of NCR Corporation filed April 19, 2012).

(d)(11)
Form of 2012 Restricted Stock Unit Award Agreement for Non-Executive Employees under the 2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 (the “First Quarter 2012 Quarterly Report”)).

(d)(12)	Form of 2012 Restricted Stock Unit Award Agreement for Executives under the 2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the First Quarter 2012 Quarterly Report).

(d)(13)
Form of 2012 Performance Based Restricted Stock Unit Award Agreement for Non-Executive Employees under the 2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the First Quarter 2012 Quarterly Report).

(d)(14)
NCR Director Compensation Program effective April 21, 2009 (incorporated by reference to Exhibit 10.7 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (the “First Quarter 2009 Form 10-Q”)).

(d)(15)	2009 Director Option Grant Statement under the NCR Director Compensation Program (incorporated by reference to Exhibit 10.8 to the First Quarter 2009 Form 10-Q).

(d)(16)	2009 Director Restricted Stock Unit Grant Statement under the NCR Director Compensation Program (incorporated by reference to Exhibit 10.9 to the First Quarter 2009 Form 10-Q).

(d)(17)	Amended and Restated NCR Change in Control Severance Plan effective December 31, 2008 (incorporated by reference to Exhibit 10.24.2 to the 2008 Annual Report).

(d)(18)
First Amendment to the Amended and Restated NCR Change in Control Severance Plan (incorporated by reference to Exhibit 10.6 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended September 30, 2011).

(d)(19)
NCR Director Compensation Program Effective April 27, 2010 (incorporated by reference to Exhibit 10.1 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 (the “Second Quarter 2010 Quarterly Report”)).

(d)(20)	Form of 2010 Director Option Grant Statement (incorporated by reference to Exhibit 10.2 to the Second Quarter 2010 Quarterly Report).

(d)(21)	Form of 2010 Director Restricted Stock Unit Grant Statement (incorporated by reference to Exhibit 10.3 to the Second Quarter 2010 Quarterly Report).

(d)(22)
NCR Corporation 2013 Stock Incentive Plan (the “2013 Stock Incentive Plan”) (incorporated by reference to Appendix A to the NCR Corporation Proxy Statement on Schedule 14A for the NCR Corporation 2013 Annual Meeting of Stockholders).

(d)(23)
Form of 2013 Time-Based Restricted Stock Unit Agreement under the 2011 Stock Incentive and the 2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended March 31,2013 (the “First Quarter 2013 Quarterly Report”)).

(d)(24)
Form of 2013 Performance-Based Restricted Stock Unit Agreement under the 2011 Stock Incentive Plan and the 2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the First Quarter 2013 Quarterly Report).

(d)(25)
Form of 2014 Performance Based Restricted Stock Unit Award Agreement under the 2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of NCR Corporation for the quarter ended March 31, 2014 (the “First Quarter 2014 Quarterly Report”).

(d)(26)	Form of the 2014 Time Based Restricted Stock Unit Award Agreement under the 2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the First Quarter 2014 Quarterly Report).

(d)(27)
Form of 2014 Single-Metric Performance Based Restricted Stock Unit Award Agreement under the 2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the First Quarter 2014 Quarterly Report).

(d)(28)
NCR Director Compensation Program effective April 23, 2013, as amended effective February 24, 2014 (incorporated by reference to Exhibit 10.42 to the Annual Report on Form 10-K of NCR Corporation for the year ended December 31, 2014 (the “2014 Annual Report”).

(d)(29)	2014 Director Restricted Stock Unit Grant Statement under the NCR Director Compensation Program (incorporated by reference to Exhibit 10.42.1 to the 2014 Annual Report).

(d)(30)	Investment Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on the Form 8-K of NCR Corporation dated November 11, 2015).

(d)(31)	Articles Supplementary Classifying Series A Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Current Report on the Form 8-K of NCR Corporation dated December 2, 2015).

(d)(32)	Registration Rights Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on the Form 8-K of NCR Corporation dated December 2, 2015).

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed.
**	Filed herewith.